Pricing Supplement To product supplement AF dated September 29, 2009, prospectus supplement dated September 29, 2009 and prospectus dated September 29, 2009	Pricing Supplement No. 1232AF Registration Statement No. 333-162195 Dated June 24, 2011; Rule 424(b)(2)

Deutsche Bank AG
Structured Investments	Deutsche Bank $1,879,000 Buffered Return Enhanced Notes Linked to the Price of Copper due July 5, 2012
General
•
The notes are designed for investors who seek a return at maturity of 1.2075 times the potential positive performance (if any) of the price of copper up to a Maximum Return on the notes of 12.075%.  The notes do not pay coupons or dividends and investors should be willing to lose some or all of their investment if the Ending Price is more than 15.00% less than the Initial Price. Any payment on the notes is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing July 5, 2012†.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof.
•	The notes priced on June 24, 2011 (the “Trade Date”) and are expected to settle on June 29, 2011 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Underlying Commodity:	Copper
Upside Leverage Factor:	1.2075
Maximum Return:	12.075%
Payment at Maturity:
If the Ending Price is greater than the Initial Price, you will be entitled to receive a cash Payment at Maturity per $1,000 Face Amount of notes equal to the Face Amount plus the product of the Face Amount multiplied by the Commodity Return multiplied by the Upside Leverage Factor, subject to the Maximum Return, calculated as follows:

$1,000 +[$1,000 x the lesser of (i) Commodity Return x Upside Leverage Factor and (ii) the Maximum Return]

Your investment is protected against a decline of up to 15.00% from the Initial Price to the Ending Price.  If the Ending Price is equal to the Initial Price or is less than the Initial Price by not more than 15.00%, you will be entitled to receive a cash Payment at Maturity equal to $1,000 per $1,000 Face Amount of notes.
If the Ending Price is less than the Initial Price by an amount greater than 15.00%, you will lose 1.17647% of the Face Amount of your notes for every 1.00% that Ending Price is less than the Initial Price in excess of 15.00%, and you will be entitled to receive a cash Payment at Maturity per $1,000 Face Amount of notes, calculated as follows:

$1,000 + [$1,000 x (Commodity Return + Buffer Amount) x Downside Factor]

You will lose some or all of your investment at maturity if the Ending Price is less than the Initial Price by an amount greater than 15.00%. Any Payment at Maturity is subject to the credit of the Issuer.

Buffer Amount:	15.00%
Downside Factor:	1.17647
Commodity Return:	The performance of the Underlying Commodity from the Initial Price to the Ending Price, calculated as follows:
Ending Price – Initial Price
Initial Price
The Commodity Return may be positive, zero or negative.
Copper Price:
The official price per metric tonne of Copper-Grade A on the London Metal Exchanges (“LME”) for cash delivery, stated in U.S. dollars, as determined by the LME. For reference purposes only, the Bloomberg ticker symbol for the Underlying Commodity is "LOCADY <Comdty>."

Initial Price:	$9,045.00, the Copper Price on the Trade Date
Ending Price:	The Copper Price on the Final Valuation Date
Final Valuation Date†:	June 29, 2012
Maturity Date†:	July 5, 2012
Listing:	The notes will not be listed on any securities exchange.
CUSIP/ISIN:	2515A1 8C 8/ US2515A18C83
†
Subject to postponement as described under “Description of Securities – Payment at Maturity – Postponement of Observation Date; Averaging Dates” and acceleration as described “Description of Securities – Commodity Hedging Disruption Events for Commodity Based Underlyings, Basket Underlyings or Basket Components” in the accompanying product supplement.

Investing in the Buffered Return Enhanced Notes involves a number of risks.  See “Risk Factors” beginning on page 12 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 5 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, the prospectus supplement and the prospectus.  Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees(1)(2)	Proceeds to Issuer
Per note	$1,000.00	$10.00	$990.00
Total	$1,879,000.00	$16,960.00	$1,862,040.00
(1)  Certain fiduciary accounts will pay a purchase price of $990.00 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2)  JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, acting as placement agents for the notes, will receive a fee from the Issuer of $10.00 per $1,000 Face Amount of notes, but will forgo any fees for sales to certain fiduciary accounts. The total fees represent the amount that the placement agents received from sales to accounts other than such fiduciary accounts.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$1,879,000.00	$218.15
JPMorgan
Placement Agent
June 24, 2011

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the product supplement AF dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these notes are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Product supplement AF dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200191/d424b21.pdf

Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

For purposes of this pricing supplement, (i) the "Underlying" and the "Commodity Based Underlying" in the accompanying product supplement shall be deemed to include the Underlying Commodity, (ii) each reference to "Exchange Traded Instrument" in the accompanying product supplement shall be deemed to include the Underlying Commodity, when applicable and (iii) the “Observation Date” in the accompanying product supplement shall be deemed to include the Final Valuation Date.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the product supplement, prospectus supplement, prospectus and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

What Is the Return on the Notes at Maturity Assuming a Range of Performance of Copper?

The following table and graph illustrate the hypothetical return at maturity on the notes.  The “return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Face Amount of notes to $1,000.  The hypothetical returns set forth below reflect the Initial Price of $9,045.00 and the Maximum Return on the notes of 12.075%. The hypothetical returns set forth below are for illustrative purposes only. The actual return will be based on the Commodity Return, determined using the Copper Price on the Final Valuation Date.  The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

	Hypothetical
Hypothetical Final Price	Commodity Return	Hypothetical Return	Payment at Maturity
16,281.00	80.00%	12.075%	$1,120.75
14,924.25	65.00%	12.075%	$1,120.75
13,567.50	50.00%	12.075%	$1,120.75
12,663.00	40.00%	12.075%	$1,120.75
10,854.00	20.00%	12.075%	$1,120.75
10,401.75	15.00%	12.075%	$1,120.75
9,949.50	10.00%	12.075%	$1,120.75
9,497.25	5.00%	6.038%	$1,060.38
9,135.45	1.00%	1.208%	$1,012.08
9,045.00	0.00%	0.00%	$1,000.00
8,592.75	-5.00%	0.00%	$1,000.00
8,140.50	-10.00%	0.00%	$1,000.00
7,688.25	-15.00%	0.00%	$1,000.00
7,236.00	-20.00%	-5.88%	$941.18
6,331.50	-30.00%	-17.65%	$823.53
5,427.00	-40.00%	-29.41%	$705.88
4,522.50	-50.00%	-41.18%	$588.24
3,618.00	-60.00%	-52.94%	$470.60
2,713.50	-70.00%	-64.71%	$352.90
1,809.00	-80.00%	-76.47%	$235.30
904.50	-90.00%	-88.24%	$117.60
0.00	-100.00%	-100.00%	$0.00

The following examples illustrate how the returns set forth in the table and graph above are calculated.

Example 1: The price of copper increases from the Initial Price of $9,045.00 to a Ending Price of $9,497.25. Because the Ending Price of $9,497.25 is greater than the Initial Price of $9,045.00 and the Commodity Return of 5.00% multiplied by 1.2075 does not exceed the Maximum Return of 12.075%, the investor receives a Payment at Maturity of $1,060.38 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + [$1,000 x (5.00% x 1.2075)] = $1,060.38

Example 2: The price of copper decreases from the Initial Price of $9,045.00 to a Ending Price of $8,592.75.  Because the Ending Price of $8,592.75 is less than the Initial Price of $9,045.00 by not more than the Buffer Amount of 15.00%, the investor will receive a Payment at Maturity of $1,000.00 per $1,000 Face Amount of notes.

Example 3: The price of copper increases from the Initial Price of $9,045.00 to a Ending Price of $10,854.00.  Because the Commodity Return of 20.00% multiplied by 1.2075 exceeds the Maximum Return of 12.075%, the investor receives a Payment at Maturity of $1,120.75 per $1,000 Face Amount of notes, the maximum payment on the notes.

Example 4: The price of copper decreases from the Initial Price of $9,045.00 to a Ending Price of $7,236.00.  Because the Ending Price of $7,236.00 is less than the Initial Price of 9,045.00 by more than the Buffer Amount of 15.00%, the Commodity Return is negative and the investor will receive a Payment at Maturity of $941.18 per $1,000 Face Amount of notes calculated as follows:

$1,000 + [$1,000 x (-20.00% + 15.00%) x 1.17647] = $941.18
Selected Purchase Considerations

•
APPRECIATION POTENTIAL – The notes provide the opportunity to enhance returns by multiplying a positive Commodity Return by 1.2075, up to the Maximum Return on the notes of 12.075%, resulting in a maximum Payment at Maturity of $1,120.75 for every $1,000 Face Amount of notes.  Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•
LIMITED PROTECTION AGAINST LOSS – Payment at Maturity of the Face Amount of the notes is protected against a negative Commodity Return of up to 15.00%. If the Ending Price is less than the Initial Price by an amount greater than 15.00%, for every 1.00% that the Ending Price is less than the Initial Price in excess of 15.00%, you will lose an amount equal to 1.17647% of the Face Amount of your notes. Accordingly, you could lose your entire investment in the notes.

•
A COMMODITY HEDGING DISRUPTION EVENT MAY RESULT IN ACCELERATION OF THE NOTES – If a Commodity Hedging Disruption Event (as defined under “Description of Securities – Commodity Hedging Disruption Events for Commodity Based Underlyings, Basket Underlyings or Basket Components” in the accompanying product supplement) occurs, we will have the right, but not the obligation, to accelerate the payment on the notes. The amount due and payable per $1,000 Face Amount of notes upon such early acceleration will be determined by the calculation agent in good faith in a commercially reasonable manner on the date on which we deliver notice of such acceleration and will be payable on the fifth business day following the day on which the calculation agent delivers notice of such acceleration.

•
TAX CONSEQUENCES — You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” which contains the opinion of our special tax counsel, Davis Polk & Wardwell LLP, with respect to the tax consequences of an investment in the notes. Although the tax consequences of an investment in the notes are uncertain, based on that opinion we believe it is reasonable to treat the notes as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment, (i) you should not recognize taxable income or loss prior to the maturity of your notes, other than pursuant to a sale or exchange, and (ii) your gain or loss on the notes should be capital gain or loss and should be long-term capital gain or loss if you have held the notes for more than one year. If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes might be affected materially and adversely. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Legislation enacted in 2010 requires certain individuals who hold “debt or equity interests” in any “foreign financial institution” that are not “regularly traded on an established securities market” to report information about such holdings on their U.S. federal income tax returns unless a regulatory exemption is provided.  If you are an individual, you should consult your tax adviser regarding this legislation.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters.  You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in copper.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not pay coupons or dividends and do not guarantee any return of your investment.  The return on the notes at maturity is linked to the performance of the Underlying Commodity and will depend on whether, and the extent to which, the Commodity Return is positive or negative.  Your investment will be exposed on a leveraged basis of 1.17647% for each 1.00% that the Ending Price is less than the Initial Price in excess of the 15.00% Buffer Amount.

•
YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN – If the Ending Price is greater than the Initial Price, for each $1,000 Face Amount of notes, you will receive at maturity $1,000 plus an additional amount that will not exceed 12.075% per $1,000 Face Amount of notes regardless of the appreciation in the Copper Price, which may be significant. Accordingly, the maximum Payment at Maturity is $1,120.75 per $1,000 Face Amount of notes. Any Payment at Maturity is subject to our ability to pay our obligations as they become due.

•
THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS —  The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you may not receive the Payment at Maturity owed to you under the terms of the notes.

•
TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE COMMODITIES AND COMMODITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We and our affiliates are active participants in the commodities markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more commodities transactions.   In addition, we or one or more of our affiliates may hedge our commodity exposure from the notes by entering into commodity derivative transactions, such as over-the-counter options or futures. Such trading and hedging activities may affect commodity prices and make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging and trading activities while the value of the notes declines.  We or our affiliates may also engage in trading in instruments linked to copper on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in commodity prices. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes.  Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investor in the notes.

•
RETURN LINKED TO THE PERFORMANCE OF A SINGLE COMMODITY, AND THE PRICE OF COPPER MAY CHANGE UNPREDICTABLY — Investments linked to the prices of commodities, such as copper, are considered speculative and the prices for commodities such as copper may fluctuate significantly over short periods due to a variety of factors, including changes in supply and demand relationships; wars; political and civil upheavals; acts of terrorism; agriculture, trade, fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; technological developments; changes in interest and exchange rates; trading activities in copper and substitute commodities and related contracts; weather; climatic events; and the occurrence of natural disasters.  These factors may affect the Copper Price and the value of your notes in varying and potentially inconsistent ways.  The Copper Price to which the return on the notes is linked is the cash fixing price for copper on the London Metal Exchange (the “LME”) or its successor, expressed in U.S. dollars per metric tonne of copper, Grade A, as published by the LME for that trading day.  Copper prices are primarily affected by the global supply and demand for copper, but are also significantly influenced by speculative actions and by currency exchange rates.  Demand is influenced by the level of global industrial activity, as well as changes in economic activity and/or pricing levels.  It is not possible to predict the aggregate effect of all or any combination of these factors.

•
RISKS RELATED TO TRADING OF COMMODITIES — The official cash offer prices of copper will be determined by reference to the per unit U.S. dollar cash offer prices of contracts traded on the LME.  The LME is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets.  For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts.  In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.  In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery in any of the next 16 to 24 months (depending on the commodity) following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months.  As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates.  If such aberrations occur on a valuation date, the closing price of copper, and consequently the Payment at Maturity of the notes, could be adversely affected.

•
SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE AND MAY NOT CORRELATE WITH THE PRICES OF COMMODITIES GENERALLY — The Payment at Maturity on the notes is linked exclusively to the price of copper and not to a diverse basket of commodities or a broad-based commodity index. The price of copper may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than a note linked to the prices of multiple commodities or a broad-based commodity index.

•
INVESTING IN THE NOTES IS NOT THE SAME AS INVESTING IN COPPER — The Payment at Maturity on the notes is based on the Commodity Return. Your Payment at Maturity may be less than you would have received had you invested directly in copper.

•	THE NOTES DO NOT PAY COUPONS – Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

•
WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE PRICE OF COPPER TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES — Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, and we may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes, and the price of copper to which the notes are linked.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the Payment at Maturity described in this pricing supplement is based on the full Face Amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  Such cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•
LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•
POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – In addition to the Copper Price on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the price of copper;
•	the time remaining to maturity of the notes;
•	interest and yield rates in the market generally;
•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events, especially those affecting the price of copper; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•
THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCLEAR— There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes might be affected materially and adversely. In addition, as described above under “Tax Consequences,” in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates.  The hedging or trading activities of our affiliates on or prior to the Trade Date and the Final Valuation Date could adversely affect the price of copper and, as a result, could decrease the amount you may receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the Copper Price from January 1, 2001 through June 24, 2011. You can obtain the Copper Price from the Bloomberg page “LOCADY <Index>”. The Copper Price on June 24, 2011 was $9,045.00. We obtained the information below regarding the Copper Price from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical performance of the Copper Price should not be taken as an indication of future performance, and no assurance can be given as to the Copper Price on the Final Valuation Date. We cannot give you assurance that the performance of the Copper Price will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, acting as placement agents for the notes, will receive a fee from the Issuer of $10.00 per $1,000 Face Amount of notes, but will forgo any fees for sales to certain fiduciary accounts. The total fees represent the amount that the placement agents received from sales to accounts other than such fiduciary accounts.